Filed by Perrigo Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Agis Industries (1983) Ltd.
Commission File No. 132-02286

The following are a series of slides used in a live webcast to the public by representatives of Perrigo Company and Agis Industries (1983) Ltd. on November 15, 2004.

"Expanding Value in Healthcare" Acquisition of Agis Industries November 15, 2004

Forward Looking Statements Note: Certain statements in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. Please see the "Cautionary Note Regarding Forward-Looking Statements" on pages 27 - 33 of the Company's Form 10-K for the year ended June 26, 2004 for a discussion of certain important factors that relate to forward-looking statements contained in this presentation. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Acquisition of Agis Dave Gibbons: Chairman, Perrigo Mori Arkin: Chairman, Agis Rafi Lebel: CEO, Agis Doug Schrank: CFO, Perrigo

A Unique and Powerful Combination of Two Leading Healthcare Companies Strong and growing position in topical generics Growing API business Presence in OTC store brand Strong manufacturing and R&D capabilities Expanding Value in Healthcare Leading global healthcare company with strong presence in: Generics API OTC pharmaceuticals & nutritionals Strong R&D capabilities Excellent customer relationships Global management team Market leader in store brand OTC pharmaceuticals & nutritionals Emerging generics platform Excellent customer relationships Strong manufacturing and R&D capabilities

Both Companies Have Consistent Track Records of Growth... Net Sales ($mm) Operating Income ($mm) 2001A 763.1 2002A 835.1 2003A 834.1 2004A 898.2 2001A 36.5 2002A 80.9 2003A 85.2 2004A 102.9 Net Sales ($mm)1 Operating Income ($mm)1 2001A 274 2002A 276 2003A 344 2004A 397 2001A 16 2002A 9 2003A 26 2004A 38 Net Sales ($mm)2 Operating Income ($mm)2 2001A 763 274 1037 2002A 835 276 1111 2003A 834 344 1178 2004A 898 397 1295 2001A 37 16 53 2002A 81 9 90 2003A 85 26 111 2004A 103 38 141 Combined 1 Agis figures are adjusted to Perrigo's June fiscal end, converted at average exchange rate over periods. 2 Excludes impact of synergies and transaction related expenses. 6% CAGR 13% CAGR 8% CAGR 41% CAGR 33% CAGR 39% CAGR

....Driving Significant Shareholder Value Market Cap ($mm) Mkt Cap ($mm) Perrigo 5/1/2000 406 5/2/2000 397 5/3/2000 378 5/4/2000 397 5/5/2000 399 5/8/2000 394 5/9/2000 387 5/10/2000 387 5/11/2000 387 5/12/2000 383 5/15/2000 404 5/16/2000 431 5/17/2000 433 5/18/2000 420 5/19/2000 404 5/22/2000 422 5/23/2000 410 5/24/2000 429 5/25/2000 426 5/26/2000 436 5/29/2000 436 5/30/2000 470 5/31/2000 440 6/1/2000 454 6/2/2000 452 6/5/2000 459 6/6/2000 463 6/7/2000 468 6/8/2000 468 6/9/2000 463 6/12/2000 456 6/13/2000 424 6/14/2000 443 6/15/2000 481 6/16/2000 493 6/19/2000 477 6/20/2000 468 6/21/2000 481 6/22/2000 472 6/23/2000 463 6/26/2000 477 6/27/2000 475 6/28/2000 452 6/29/2000 493 6/30/2000 464 7/3/2000 464 7/4/2000 464 7/5/2000 494 7/6/2000 508 7/7/2000 496 7/10/2000 482 7/11/2000 473 7/12/2000 501 7/13/2000 510 7/14/2000 512 7/17/2000 487 7/18/2000 487 7/19/2000 491 7/20/2000 517 7/21/2000 505 7/24/2000 491 7/25/2000 503 7/26/2000 510 7/27/2000 501 7/28/2000 503 7/31/2000 496 8/1/2000 501 8/2/2000 514 8/3/2000 530 8/4/2000 514 8/7/2000 503 8/8/2000 514 8/9/2000 501 8/10/2000 503 8/11/2000 510 8/14/2000 510 8/15/2000 496 8/16/2000 501 8/17/2000 496 8/18/2000 510 8/21/2000 512 8/22/2000 512 8/23/2000 514 8/24/2000 558 8/25/2000 572 8/28/2000 570 8/29/2000 556 8/30/2000 560 8/31/2000 544 9/1/2000 537 9/4/2000 537 9/5/2000 514 9/6/2000 514 9/7/2000 524 9/8/2000 524 9/11/2000 509 9/12/2000 487 9/13/2000 514 May-2000 to Nov-2004 Market Cap ($mm) Agis 5/1/2000 207 5/2/2000 210 5/3/2000 205 5/4/2000 203 5/5/2000 203 5/8/2000 221 5/9/2000 221 5/10/2000 221 5/11/2000 220 5/12/2000 220 5/15/2000 226 5/16/2000 229 5/17/2000 233 5/18/2000 236 5/19/2000 236 5/22/2000 223 5/23/2000 215 5/24/2000 208 5/25/2000 225 5/26/2000 225 5/29/2000 225 5/30/2000 227 5/31/2000 225 6/1/2000 238 6/2/2000 238 6/5/2000 237 6/6/2000 241 6/7/2000 241 6/8/2000 241 6/9/2000 241 6/12/2000 254 6/13/2000 254 6/14/2000 257 6/15/2000 254 6/16/2000 254 6/19/2000 244 6/20/2000 247 6/21/2000 243 6/22/2000 243 6/23/2000 243 6/26/2000 244 6/27/2000 246 6/28/2000 247 6/29/2000 247 6/30/2000 247 7/3/2000 256 7/4/2000 256 7/5/2000 270 7/6/2000 266 7/7/2000 266 7/10/2000 254 7/11/2000 256 7/12/2000 257 7/13/2000 255 7/14/2000 255 7/17/2000 255 7/18/2000 255 7/19/2000 250 7/20/2000 248 7/21/2000 248 7/24/2000 248 7/25/2000 244 7/26/2000 241 7/27/2000 240 7/28/2000 240 7/31/2000 241 8/1/2000 245 8/2/2000 249 8/3/2000 248 8/4/2000 248 8/7/2000 254 8/8/2000 255 8/9/2000 258 8/10/2000 258 8/11/2000 258 8/14/2000 264 8/15/2000 270 8/16/2000 269 8/17/2000 265 8/18/2000 265 8/21/2000 257 8/22/2000 260 8/23/2000 265 8/24/2000 262 8/25/2000 262 8/28/2000 263 8/29/2000 260 8/30/2000 258 8/31/2000 260 9/1/2000 260 9/4/2000 260 9/5/2000 260 9/6/2000 259 9/7/2000 260 9/8/2000 260 9/11/2000 258 9/12/2000 258 9/13/2000 257 9/14/2000 263 May-2000 to Nov-2004 Market Cap ($mm) Mkt Cap ($mm) Perrigo Agis 5/1/2000 406 207 5/2/2000 397 210 5/3/2000 378 205 5/4/2000 397 203 5/5/2000 399 203 5/8/2000 394 221 5/9/2000 387 221 5/10/2000 387 221 5/11/2000 387 220 5/12/2000 383 220 5/15/2000 404 226 5/16/2000 431 229 5/17/2000 433 233 5/18/2000 420 236 5/19/2000 404 236 5/22/2000 422 223 5/23/2000 410 215 5/24/2000 429 208 5/25/2000 426 225 5/26/2000 436 225 5/29/2000 436 225 5/30/2000 470 227 5/31/2000 440 225 6/1/2000 454 238 6/2/2000 452 238 6/5/2000 459 237 6/6/2000 463 241 6/7/2000 468 241 6/8/2000 468 241 6/9/2000 463 241 6/12/2000 456 254 6/13/2000 424 254 6/14/2000 443 257 6/15/2000 481 254 6/16/2000 493 254 6/19/2000 477 244 6/20/2000 468 247 6/21/2000 481 243 6/22/2000 472 243 6/23/2000 463 243 6/26/2000 477 244 6/27/2000 475 246 6/28/2000 452 247 6/29/2000 493 247 6/30/2000 464 247 7/3/2000 464 256 7/4/2000 464 256 7/5/2000 494 270 7/6/2000 508 266 7/7/2000 496 266 7/10/2000 482 254 7/11/2000 473 256 7/12/2000 501 257 7/13/2000 510 255 7/14/2000 512 255 7/17/2000 487 255 7/18/2000 487 255 7/19/2000 491 250 7/20/2000 517 248 7/21/2000 505 248 7/24/2000 491 248 7/25/2000 503 244 7/26/2000 510 241 7/27/2000 501 240 7/28/2000 503 240 7/31/2000 496 241 8/1/2000 501 245 8/2/2000 514 249 8/3/2000 530 248 8/4/2000 514 248 8/7/2000 503 254 8/8/2000 514 255 8/9/2000 501 258 8/10/2000 503 258 8/11/2000 510 258 8/14/2000 510 264 8/15/2000 496 270 8/16/2000 501 269 8/17/2000 496 265 8/18/2000 510 265 8/21/2000 512 257 8/22/2000 512 260 8/23/2000 514 265 8/24/2000 558 262 8/25/2000 572 262 8/28/2000 570 263 8/29/2000 556 260 8/30/2000 560 258 8/31/2000 544 260 9/1/2000 537 260 9/4/2000 537 260 9/5/2000 514 260 9/6/2000 514 259 9/7/2000 524 260 9/8/2000 524 260 9/11/2000 509 258 9/12/2000 487 258 9/13/2000 514 257 May-2000 to Nov-2004 Combined Source: FactSet 1 Converted to US$ using spot exchange rate of $1.00:NIS 4.429 (Source: Bank of Israel).

Offer Summary Offer Per Agis Share: 0.8011 Perrigo shares and $14.93 cash Offer Price Per Share: $29.871 Premium: 21.4%2 Consideration per share: 50% stock; 50% cash Equity Consideration: $818 million3 Levered Consideration: $833 million4 Ownership in Combined Entity: 77% Perrigo; 23% Agis 1 Based on the closing price for Perrigo of $18.65 on 12-Nov-2004. 2 Using Agis stock price of NIS109.00, as at close of business on 14-Nov-2004, converted at exchange rate of $1.00:NIS4.429 (Source: Bank of Israel). 3 Assumes 27.394mm Agis shares outstanding. 4 Agis net debt estimated to be $15mm at closing.

Offer Summary Dual Listing: Nasdaq & Tel Aviv Required Approvals: Perrigo shareholders Agis shareholders Regulatory Board Representation at Close: 9 Perrigo / 2 Agis Chairman, President & CEO: Dave Gibbons Vice Chairman: Mori Arkin Expected Closing: During Q2 calendar 2005

Agis A Leading Global Healthcare Company Scale $389mm of LTM Sales Operations in US, Israel and Germany 2,000 employees worldwide Strong Business Portfolio Broad US topical Rx generics portfolio - Clay Park Global API business with specialized capabilities - Chemagis Topical OTC business in the USA Pharmaceutical and consumer businesses in Israel Significant R&D Capabilities R&D investment of over $100mm in last 4 years R&D team - 20 Ph.D's and 140 life science professionals 6 ANDAs approved in 2003 6 ANDAs approved in YTD 2004 7 ANDAs pending with FDA

Business Description Generic Pharmaceuticals Topicals - USA Creams, ointments, lotions, gels, solutions Special products - Europe Active Pharmaceutical Ingredients ("API") Complex development and manufacturing Mg to multi-ton production Healthcare Products Manufacturing and marketing of healthcare products in Israel Agis Portfolio Overview OTC Pharmaceuticals Topicals - USA Store brand OTC Consumer Products Developing, manufacturing and marketing cosmetics and toiletries for Israeli markets

Agis' Strategy Combination with Perrigo will allow Agis to accelerate growth in Generics and API and leverage Perrigo's OTC capabilities to grow our OTC franchise Focus on difficult to develop and manufacture generic pharmaceuticals Leverage knowledge of APIs and finished dosage forms to strengthen API market position Concentrate on regulated markets Continue to drive strong organic growth coupled with strategic transactions

Supplier to more than 300 food, drug and mass merchandise chains...invented the category. 12

Manufacturing capacity: 30 billion tablets per year Largest producer of liquid antacid in the USA Second largest producer of Ibuprofen Second largest producer of Acetaminophen Store brand leader in the USA, UK and Mexico World's Largest Manufacturer of Store Brand Healthcare Products 13

Generics: A Logical Extension of Our OTC Business Generics category growing at 10%+ per year Leverage our core capabilities R&D, Rx-OTC switches, regulatory expertise Low cost manufacturing capacity and packaging expertise Strong retailer relationships 70 - 80% of generic Rx volume goes through the same channels as our OTC business Emerging generics franchise already in place

A Unique and Powerful Combination OTC & Nutritionals Channel Relationships Solid Dose / Liquid Capabilities OTC Generic Rx API Perrigo + Agis Rx to OTC Differentiated Pharma Technologies

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Generics Platform with Broad Topical Portfolio Accelerates Perrigo's current strategy for generics entry Strong position in topical generics - Clay Park Combined company has: 36 marketed generic Rx products with over $100mm in sales 17 ANDAs approved by FDA in last 3 years 3 approved EU registrations in last 3 years Expands product pipeline 12 ANDAs pending with FDA 35 products under development Unique expertise in formulation and manufacturing, including intellectual property portfolio

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

API Business with Specialized Capabilities Focus on complex to develop and manufacture compounds Strategic R&D investments Intellectual property portfolio Manufacturing facilities meet all FDA and EU requirements Vertical integration opportunities Global customer base

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Limited overlap between existing product portfolios Leverage Agis' product portfolio through Perrigo's infrastructure Improved access to retail channels through Perrigo's logistics and supply chain management Leverages Perrigo's customer base and sales force Cross promotional opportunities using Perrigo's best-in- class packaging and promotion Leverage Agis' creams and ointments expertise to develop new products Complementary OTC Portfolio

Extensive Dosage Form Technologies Creams/Ointments Suspensions Suppositories Solid Dose Liquids Aerosol Foams Gels Agis Perrigo Solid Dose Solid Dose Sustained Release Quick Dissolve Liquids Suspensions Effervescents Creams/Ointments Powders

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Title Name Chairman, President and CEO: Dave Gibbons Vice Chairman: Mori Arkin EVP and GM Consumer Healthcare: John Hendrickson EVP and GM Pharmaceuticals: Mark Olesnavage Agis CEO: Rafi Lebel EVP and CFO: Doug Schrank SVP and General Counsel: Todd Kingma Strong Global Management Team

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Synergy Opportunities Cost Savings Consolidate distribution network Combine R&D organizations Optimize manufacturing network Revenue Enhancements Increased generic business through Perrigo's customer relationships Unique Rx-OTC market position Platform for future European generic entry

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials A Unique and Powerful Combination

Strong Financials: Income Statement PRO FORMA Perrigo Agis1 COMBINED2 Sales ($mm) $914.1 $405.6 $1,319.7 Gross Profit ($mm) 272.7 158.3 431.0 Margin (%) 29.8% 39.0% 32.7% EBITDA ($mm) 132.7 61.0 193.7 Margin (%) 14.5% 15.0% 14.7% LTM SEPTEMBER 30, 2004 1 Converted to US$ using average exchange rates over relevant time periods. 2 Excludes impact of synergies, transaction related expenses and non-recurring items.

Cash consideration of $409mm Cash at closing provided by: Perrigo cash on hand of $200mm Term credit facility Revolving credit facility Perrigo will assume approximately $15mm of outstanding Agis net debt Significant debt reduction in first two years from strong cash flows Acquisition Financing

Positive Impact on EPS Transaction will be neutral to Perrigo's 2006 GAAP EPS, pre-synergies, and accretive thereafter On a cash EPS basis, transaction will be accretive to Perrigo's 2006 EPS and thereafter GAAP income will include certain non-cash charges: One-time In-Process R&D write-off of $250 - 300mm in FYE Jun- 2005 Amortization of identifiable intangible assets of approximately $120 - 240mm, amortized over 15 years, which we expect to finalize by closing

Generics platform with broad topical portfolio API business with specialized capabilities Complementary OTC portfolio Strong global management team Synergy opportunities Strong financials Summary

+ "Expanding Value in Healthcare"

Where to Find Additional Information Perrigo intends to file with the SEC a Registration Statement on Form S-4, which will include a proxy statement/prospectus of Perrigo and other relevant materials in connection with the proposed transaction. The proxy statement/prospectus will be mailed to the stockholders of Perrigo. Investors and security holders of Perrigo are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Agis, Perrigo and the proposed transaction. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Perrigo with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. Investors and security holders may obtain free copies of the documents filed with the SEC by Perrigo at www.perrigo.com. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Perrigo and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholder of Agis and Perrigo in favor of the proposed transaction. Information about the directors and executive officers of Perrigo and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.

Agis and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Perrigo and Agis in favor of the proposed transaction. Information about the directors and executive officers of Agis and their respective interests in the proposed transaction will be available in the proxy statement/prospectus.